August 11, 2011

VIA EDGAR

Mark Webb, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          Sound Financial, Inc. (the “Company”)
Form 10-K
For the Fiscal Year Ended December 31, 2010
File No. 000-52889

Dear Mr. Webb:

Below are our responses to the inquiries set forth in your letter to me dated August 4, 2011 (“Letter”).   Our responses are numbered to correspond to the numbered paragraphs contained in your Letter.

Item 13:  Certain Relationships and Related Transactions

1.	Future filings will contain the requested disclosure (subject to any additional disclosure that may be required pursuant to Item 404(a) of Regulation S-K to disclose any exceptions thereto).

2.	This will confirm that the Item 404(a) disclosure highlighted in comment No. 1 of your Letter could have been made in the Company’s 2010 10-K filing.

Closing

In connection with responding to the Letter, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments with respect to these responses, please call me at (206) 448-0884, extension 306, or Matt Deines at (206) 448-0884, extension 305.

Very truly yours,

/s/ Laurie Stewart
Laurie Stewart
President and CEO

cc:           Jessica Livingston
Michael Sadow